EXHIBIT 12.1

DUKE REALTY CORPORATION
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

Six Months
Ended June 30, 2007
Net income from continuing operations, less preferred dividends	$36,239
Preferred dividends	30,452
Minority interest in earnings of common unitholders	2,613
Interest expense	82,444
Earnings before fixed charges	$151,748

Interest expense	$82,444
Interest costs capitalized	28,017
Total fixed charges	$110,461

Preferred dividends	30,452
Total fixed charges and preferred dividends	$140,913

Ratio of earnings to fixed charges	1.37

Ratio of earnings to combined fixed charges and preferred dividends	1.08